Filed by Colonnade Acquisition Corp. II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Colonnade Acquisition Corp. II

Commission File No.: 001-40184

This filing relates to the proposed merger involving Colonnade Acquisition Corp. II with Plastiq Inc., pursuant to the terms of that certain Agreement and Plan of Merger among Colonnade Acquisition Corp. II, Plastiq Inc., and Pasadena Merger Sub Inc., dated as of August 3, 2022.

The following article was published on September 13, 2022.

Plastiq Expands Short-term Financing Offering to Help SMBs Maximize Working Capital

Embedded experience expands instant access to capital to maintain healthy cash flow and fuel sustainable growth.

SAN FRANCISCO, CA—September 13, 2022—Plastiq Inc., a B2B payments platform built with instant access to working capital, today announced Plastiq Short-Term Financing to provide Small and Mid-Sized Businesses (SMBs) with the working capital they need to drive continued growth. This offering enables SMBs to apply for funds, get an instant decision and activate their credit line in real-time, in the same experience where the business pays vendors. While SMBs represent a $9 trillion dollar Total Addressable Market (TAM) in the United States, short-term financing has not previously been available to SMBs in this easy-to-access format.

Plastiq Inc. (“Plastiq”) and Colonnade Acquisition Corp. II (NYSE: CLAA) (“Colonnade”) announced in August 2022 that they have entered into a definitive business combination agreement, which values the combined company at an estimated enterprise value of approximately $480 million at closing.

“Our new solution breaks down the bottlenecks associated with funding growth. Many small businesses struggle to pay for large expenses because of a lack of liquidity and access to working capital that is more readily accessible to large businesses and corporations. By facilitating the financing process, small businesses can keep cash on hand to remain flexible and responsive to changing market conditions,” said Eliot Buchanan, Founder and CEO of Plastiq.

With Plastiq Short-Term Financing, any small to medium-sized business can:

●	Get an instant decision and access to funds to extend a payment by up to 90 days;
●	Pay back flexibly in lump sum total or in installments using credit card or ACH;

●	Receive competitive and easy to understand rates without commitments or hidden fees;
●	Unlock cash flow to grow its business and seize opportunities - fund inventory, advertising, and day-to-day expenses.

According to Adelle Starin, CEO of Baby's on Broadway, a specialty baby boutique based in Minnesota, “It's quick and easy to use financing through Plastiq. I've been burned before when lenders weren't straightforward. I appreciate the transparency of this solution.”

With this new solution, Plastiq is bringing new models of short-term financing not previously accessible to SMBs. By simply linking their financial accounts for assessment, businesses using Plastiq can get access to funds in real time. Approved funds are accessible immediately and can be used with flexible payback schedules depending on the payment. Businesses have already processed millions of dollars in financed payments since the offering was launched in limited availability.

To get started, businesses can register for a free Plastiq account and apply for short term financing within the payment flow and get approved in minutes.

ABOUT PLASTIQ

Founded in 2012, Plastiq operates in the $9 trillion B2B payment market and is the financial operating system for small businesses. Plastiq enables tens of thousands of businesses to improve cash flow with instant access to working capital, while automating and enabling control over all aspects of accounts payable and receivable. Plastiq provides growing businesses with technology and know-how once reserved for only large enterprises. Plastiq raised more than $140 million in funding and is backed by Kleiner Perkins, B Capital Group, Khosla Ventures, and other top tier investors.

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Important Information and Where to Find It

The business combination between Plastiq and Colonnade (the “Business Combination”) will be submitted to shareholders of Colonnade for their consideration. Colonnade intends to file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) in connection with the Business Combination, which will include preliminary and definitive proxy statements to be distributed to Colonnade’s shareholders in connection with Colonnade’s solicitation for proxies for the vote by Colonnade’s shareholders in connection with the Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Plastiq’s stockholders in connection with the completion of the Business Combination. After the Registration Statement has been filed and declared effective, Colonnade will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. Colonnade’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Colonnade’s solicitation of proxies for its extraordinary meeting of shareholders to be held to approve, among other things, the Business Combination, because these documents will contain important information about Colonnade, Plastiq and the Business Combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the Business Combination and other documents filed with the SEC by Colonnade, without charge, at the SEC’s website located at www.sec.gov. In addition, the documents filed by Colonnade may be obtained free of charge from Colonnade’s website at www.claacq.com/our-companies/colonnade-acquisition-corp-ii or by written request to Colonnade at 1400 Centrepark Blvd, Suite 810, West Palm Beach, FL 33401.

Participants in the Solicitation

Colonnade, Plastiq and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Colonnade’s shareholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Colonnade’s shareholders in connection with the Business Combination will be set forth in Colonnade’s proxy statement / prospectus when it is filed with the SEC. You can find more information about Colonnade’s directors and executive officers in Colonnade’s Annual Report on Form 10-K filed with the SEC on April 15, 2022 (the “Annual Report”). Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an applicable exemption from the registration requirements thereof.

Forward-Looking Statements

This press release includes “forward-looking statements'' within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Colonnade’s and Plastiq’s expectations with respect to future performance and anticipated financial impacts of the Plastiq Short-Term Financing program and the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These statements are based on various assumptions, whether or not identified herein, and on the current expectations of Colonnade’s and Plastiq’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Colonnade and Plastiq. These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination or that the approval of the shareholders of Colonnade or Plastiq is not obtained; (iii) failure to realize the anticipated benefits of the Plastiq Short-Term Financing program or the Business Combination; (iv) risks relating to the uncertainty of the projected financial information with respect to Plastiq; (v) future global, regional or local economic and market conditions; (vi) the development, effects and enforcement of laws and regulations; (vii) Plastiq’s ability to manage future growth; (viii) changes in the market for Plastiq’s products and services, including Plastiq Short-Term Financing; (ix) the amount of redemption requests made by Colonnade’s public stockholders; (x) the ability of Colonnade or the combined company to issue equity or equity-linked securities in connection with the Business Combination or in the future; (xi) the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; (xii) and those factors discussed in Colonnade’s Annual Report under the heading “Risk Factors,” and other documents of Colonnade filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Colonnade nor Plastiq presently know or that Colonnade and Plastiq currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Colonnade’s and Plastiq’s expectations, plans or forecasts of future events and views as of the date of this press release. Colonnade and Plastiq anticipate that subsequent events and developments will cause Colonnade’s and Plastiq’s assessments to change. However, while Colonnade and Plastiq may elect to update these forward-looking statements at some point in the future, Colonnade and Plastiq specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Colonnade’s and Plastiq’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

Investor Contact:

PlastiqIR@icrinc.com

Media Contact:

James.McCusker@icrinc.com

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